M/
7/31

*AM 7/29/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AMENDED



03054897

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

A

SEC FILE NUMBER
8-34205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBIZ Financial Solutions, Inc. CBIZ Mergers & Aaquisitions Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Wacker Drive, 17th Floor
(No. and Street)

Chicago Illinois 60606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick J. Martin (312) 602-6717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter Shannon and Company
(Name – *if individual, state last, first, middle name*)

2 Salt Creek Lane, Hinsdale, Illinois 60521
(Address) (City) (State) (Zip Code)


SEC MAIL RECEIVED PROCESSING
JUL 2 1 2003
WASH, DC 181 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Patrick J. Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIZ Mergers & Acquisitions Group, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
TERESA A DUKE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 10/1

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBIZ MERGERS & ACQUISITIONS GROUP, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
HINSDALE, ILLINOIS 60521

January 8, 2003

CBIZ Mergers & Acquisitions Group, Inc.
One South Wacker Drive, 17th Floor
Chicago, Illinois 60606

Independent Auditors' Report

Gentlemen:

We have audited the accompanying balance sheets of CBIZ Mergers & Acquisitions Group, Inc. as of December 31, 2002 and 2001 and the related statements of income and expense, changes in retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

These reports are intended solely for filing with the NASD and are not intended for any other purpose.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBIZ Mergers & Acquisitions Group, Inc. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Peter Shannon & Co.

Certified Public Accountants

INDEX

EXHIBIT I

CBIZ MERGERS & ACQUISITIONS GROUP, INC.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Current Assets		
Cash (Note 2)	$ 2,197,473	$ 1,111,509
Accounts Receivable (Note 3)	71,461	29,797
Intercompany Receivable - Century Business Services, Inc. (Note 4)		102,570
Prepaid Expenses	82,252	36,017
Note Receivable - Current (Note 6)	25,000	
	$ 2,376,186	$ 1,279,893
Property and Equipment (Notes 2 and 5)		
(Net of Accumulated Depreciation of $209,027 in 2002 and $107,611 in 2001)	$ 147,094	$ 161,778
Other Asset		
Security Deposit	$ 10,306	$ 10,306
Note Receivable - Long Term (Note 6)	75,000	
Investments	253,300	3,300
	$ 338,606	$ 13,606
TOTAL ASSETS	$ 2,861,886	$ 1,455,277
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 30,456	$ 16,589
Accrued Expenses		
Salary and Wages	739,921	110,666
Income Taxes	498,391	
Intercompany Payable - Century Business Services, Inc. (Note 4)	263,349	
Unearned Contingent Revenue	65,931	
Referral Fee Payable - Current (Note 6)	5,000	
	$ 1,603,048	$ 127,255
Long Term Liability		
Referral Fee Payable - Long Term (Note 6)	$ 15,000	$
Stockholders' Equity		
Capital Stock (Note 9)	$ 614,410	$ 446,000
Retained Earnings (Note 10)	629,428	882,022
	$ 1,243,838	$ 1,328,022
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,861,886	$ 1,455,277

The accompanying notes to the financial statements are an integral part of this statement.

EXHIBIT II

CBIZ MERGERS & ACQUISITIONS GROUP, INC.
STATEMENTS OF INCOME AND EXPENSE
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Income		
Fees	$ 5,025,611	$ 1,180,214
Interest Income	17,749	57,481
	$ 5,043,360	$ 1,237,695
Operating Expenses		
Salaries	$ 2,403,875	$ 949,575
Payroll Taxes	119,973	44,802
Medical Insurance	64,441	37,681
Client Disbursements - Net of Reimbursements	5,032	14,633
Rent (Note 12)	298,884	139,455
Office	69,407	36,251
Advertising and Promotion	87,430	11,969
Telephone and Internet Charges	57,402	32,169
Equipment Rental and Maintenance	43,482	9,530
Insurance	85,484	8,720
Depreciation (Notes 2 and 5)	62,992	49,578
Broker Dealer Licenses and Fees	23,180	40,546
Referral Fees	38,058	
Professional Fees and Royalties	96,322	12,412
Casual Labor	2,541	4,475
Donations	100	
Education, Seminars and Meetings	22,855	3,196
Information	81,759	38,429
Travel	115,107	28,153
Profit Sharing (Note 8)	39,706	13,501
Recruiting	75	51,363
Miscellaneous Expense	41,945	24,367
Automobile Expenses	17,769	5,148
Repairs and Maintenance	498	15,281
Collection Expenses and Bad Debts	19,246	
	$ 3,797,563	$ 1,571,234
Income (Loss) before Provision for Federal and State Income Taxes	$ 1,245,797	$ (333,539)
Provision for Federal and State Income Taxes (Note 2)	498,391	(132,176)
Net Income (Loss) for the Year	$ 747,406	$ (201,363)

The accompanying notes to the financial statements are an integral part of this statement.

EXHIBIT III

CBIZ MERGERS & ACQUISITIONS GROUP, INC.
STATEMENTS OF CHANGES IN RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Retained Earnings - Beginning of Year	$ 882,022	$ 1,083,385
Net Income (Loss) for the Year	747,406	(201,363)
Dividends	(1,000,000)	
Retained Earnings - End of Year	$ 629,428	$ 882,022

The accompanying notes to the financial statements are an integral part of this statement.

EXHIBIT IV

CBIZ MERGERS & ACQUISITIONS GROUP, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Operating Activities		
Net Income (Loss)	$ 747,406	$ (201,363)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities		
Depreciation	62,992	49,578
Changes in Operating Assets and Liabilities		
(Increase) Decrease in Accounts Receivable and Note Receivable	(141,664)	51,674
Increase in Prepaid Expenses	(46,235)	(26,383)
Increase in Intercompany (Receivable) Payable - Century Business Services, Inc.	365,919	(721,160)
Decrease in Security Deposit		2,620
Increase in Accounts Payable and Accrued Expenses	1,227,444	1,950
Net Cash Provided (Used) by Operating Activities	$ 2,215,862	$ (843,084)
Investing Activities		
Purchase of Property and Equipment	$ (48,308)	$ (6,823)
Increase in Investments	(250,000)	
Net Cash (Used) by Investing Activities	$ (298,308)	$ (6,823)
Financing Activities		
Capital Contributed (Note 9)	$ 168,410	$
Dividends	(1,000,000)	
Net Cash (Used) by Financing Activities	$ (831,590)	$
Increase (Decrease) in Cash	$ 1,085,964	$ (849,907)
Cash - Beginning of Year	1,111,509	1,961,416
Cash - End of Year	$ 2,197,473	$ 1,111,509

The accompanying notes to the financial statements are an integral part of this statement.

CBIZ MERGERS & ACQUISITIONS GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 COMPANY'S ACTIVITIES

The primary business activities are merger and acquisition advisory and capital sourcing services. The Company's office is located in Chicago, Illinois. On October 16, 1999, the Company was acquired by Century Business Services, Inc. In 2002, the Company's name was changed to CBIZ Mergers & Acquisitions Group, Inc.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue and Cost Recognition

The Company recognizes revenue and expenses on the accrual basis of accounting. As such, revenue is recognized when services are performed and transactions are completed; expenses are recognized as incurred.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

The Company has significant amounts of money in money market accounts and checking accounts in excess of the amount insured by the Federal Deposit Insurance Corporation.

Fair Values

The carrying amounts for cash and accounts receivable approximate fair value due to the short period of time to maturity.

Property and Equipment

A three to seven-year life is used for office furniture and equipment.

Repairs and maintenance are charged to expense when incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

Effective October 16, 1999, the Company was acquired by Century Business Services, Inc., which files a consolidated "C-Corporation" return including the Company's results of operations. Expense has been taken of 35% for federal income taxes and 5% for state income taxes, based upon pre-tax income for periods after that date.

CBIZ MERGERS & ACQUISITIONS GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform with current year presentation.

NOTE 3 ACCOUNTS RECEIVABLE

Accounts receivable represents amounts due from clients for work performed and for reimbursable expenses. At December 31, 2002, the Company has reduced accounts receivable by $10,933 to reflect estimated uncollectible amounts.

NOTE 4 INTERCOMPANY RECEIVABLE / PAYABLE CENTURY BUSINESS SERVICES, INC.

This represents the net amount due from/to Century Business Services, Inc., the sole owner of the Company.

NOTE 5 PROPERTY AND EQUIPMENT

	2002	2001
Assets		
Furniture and Fixtures	$ 117,785	$ 81,857
Equipment	38,113	34,595
Computer Equipment	193,351	146,065
Software	6,872	6,872
	$ 356,121	$ 269,389
Accumulated Depreciation		
Furniture and Fixtures	$ 57,579	$ 26,763
Equipment	23,885	11,858
Computer Equipment	120,691	63,838
Software	6,872	5,152
	$ 209,027	$ 107,611
Net Property and Equipment	$ 147,094	$ 161,778

CBIZ MERGERS & ACQUISITIONS GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 6 NOTE RECEIVABLE / REFERRAL FEE PAYABLE

The Company is owed money for work performed. The amount is payable in annual installments of $25,000. The Company owes a 20% referral fee to the individual who made the referral.

NOTE 7 INVESTMENTS

The Company holds 1,389 shares of SHPK Holdings with a cost basis of $250,000 and 300 warrants of The NASDAQ Stock Market, Inc. with a cost basis of $3,300. These investments are excluded from the net capital amount.

NOTE 8 RETIREMENT PLANS

The Company participates in the 401(k) plan of Century Business Services, Inc. Terms of the plan allow employees to put up to 15% of their compensation into the plan, with the first 6% of contributions receiving a 50% employer match. The plan is subject to certain eligibility and vesting restrictions. Amounts contributed by CBIZ Mergers & Acquisitions Group, Inc., as employer matching amounts, for the years 2002 and 2001 were $39,706 and $13,501, respectively.

NOTE 9 CAPITAL STOCK

The Company has authorized 1,000,000 shares of common stock; issued and outstanding, 4,000 shares at paid-in value. During 2002, the Company received a net capital increase of $168,410 from its sole shareholder in the form of cash and other assets, net of liabilities assumed.

NOTE 10 COMPUTATION OF NET CAPITAL

	2002	2001
Stockholders' Equity	$ 1,243,838	$ 1,328,022
Less:		
2% Money Market Fund Deduction	(43,943)	
Furniture and Fixtures - Net of Depreciation	(147,094)	(161,778)
Accounts Receivable	(71,461)	(29,797)
Security Deposit	(10,306)	(10,306)
Prepaid Expenses	(82,252)	(36,017)
Investments	(253,300)	(3,300)
Intercompany Receivable – Century Business Services, Inc.		(102,570)
Note Receivable	(100,000)	
Net Capital	$ 535,482	$ 984,254

CBIZ MERGERS & ACQUISITIONS GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 11 DIVIDENDS

On December 18, 2002, a dividend of $1,000,000 was declared. The dividend was paid in 2002.

NOTE 12 LEASE AGREEMENTS

The Company's sole owner, Century Business Services, Inc., has entered into an agreement to lease space in Illinois, New York, California, and Georgia. CBIZ Mergers & Acquisitions Group, Inc. compensates Century Business Services, Inc. for its pro rata share of the rental cost and related costs.

NOTE 13 CONSOLIDATION OF OPERATIONS

During 2002, the Company opened an office in California. In addition, the operations of the New York and Atlanta offices of Niederhoffer-Henkel were consolidated into CBIZ Mergers & Acquisitions Group, Inc. The book value of the assets net of liabilities was picked up as a change to paid-in capital. The 2001 comparative financial statements exclude the operations of Niederhoffer-Henkel.